Filed pursuant to Rule 424(b)(3)

File No. 333-225713

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated July 25, 2018

SenesTech, Inc.

Non-transferable Subscription Rights to Purchase Units
Consisting of an Aggregate of Up to 13,043,478 Shares of Common Stock
and Warrants to Purchase Up to 13,043,478 Shares of Common Stock
at a Subscription Price of $1.15 Per Unit

This Prospectus Supplement No. 1 amends and supplements the prospectus dated July 25, 2018, which we refer to as the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-225713). This Prospectus Supplement No. 1 is being filed to amend and supplement certain information included in the Prospectus with the information contained in this Prospectus Supplement No. 1.

The Prospectus and this Prospectus Supplement No. 1 relate to our distribution to holders of our common stock and to eligible warrant holders, at no charge, non-transferable subscription rights to purchase Units. Each Unit consists of one share of our common stock, par value $0.001 per share, which we refer to as Common Stock and one warrant. Each warrant will be exercisable for one share of our Common Stock, which we refer to as the Warrant. We refer to the offering of Units through the subscription right that is the subject of the Prospectus and this Prospectus Supplement No. 1 as the Rights Offering.

On August 3, 2018, we elected to (i) reduce the subscription price of each Unit from $1.75 per Unit to $1.15 per Unit, (ii) reduce the exercise price of the Warrants included as part of the Units from $1.75 per share to $1.15 per share, and (iii) increase the maximum number of subscription rights we will accept from 8,571,428 to 13,043,478. Each subscription right will entitle you to purchase one Unit. If you fully exercise your basic subscription right, you may also exercise an over-subscription right to purchase additional Units that remain unsubscribed to at the expiration of the Rights Offering, subject to the availability and pro rata allocation of Units among participants exercising this over-subscription right and subject to ownership limitations. Unless waived by us in our sole discretion, in no event may any holder purchase Units in the Rights Offering that, when aggregated with all the shares of Common Stock otherwise beneficially owned by such holder and its affiliates, would immediately following the closing of the Rights Offering represent 25% or more of our issued and outstanding shares of Common Stock. No fractional shares or warrants will be issued upon exercise of subscription rights in the Rights Offering.

The Company will accept subscriptions for up to 13,043,478 Units for a total purchase price of approximately $15,000,000. We are not requiring a minimum subscription amount to complete the Rights Offering. However, we reserve the right to cancel the Rights Offering for any reason at any time before it expires. If we cancel the Rights Offering, all subscription payments received will be returned as soon as practicable, without interest or penalty.

The subscription rights will expire if they are not exercised by August 8, 2018, unless we extend the subscription period of the Rights Offering in our sole discretion. You should carefully consider whether to exercise your subscription right prior to the expiration of the Rights Offering. All exercises of subscription rights are irrevocable, even if we extend the Rights Offering.

We have engaged Maxim Group LLC to act as the dealer-manager (the “dealer-manager”) for this Rights Offering. We have not entered into any standby purchase agreement or other similar arrangement in connection with this Rights Offering. The Rights Offering is being conducted on a best-efforts basis.

Broadridge Corporate Issuer Solutions, Inc. is serving as the Subscription Agent and the Information Agent for the Rights Offering. The Subscription Agent will hold in escrow the funds we receive from subscribers until we complete or terminate the Rights Offering. If you want to participate in the Rights Offering and you are the owner or deemed owner of your shares, we recommend that you submit your subscription documents to the Subscription Agent before the deadline. If you want to participate in the Rights Offering and you hold your shares through your broker, dealer, bank or other nominee, you should promptly contact your nominee and submit your subscription documents in accordance with the instructions and within the time period specified by the nominee. For additional information, please read “The Rights Offering — The Subscription Rights.”

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SNES.” On August 2, 2018, the last reported sale price for our Common Stock on the Nasdaq Capital Market was $1.22 per share.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933 and are subject to reduced public company reporting requirements. Please read “Prospectus Summary — Implications of Being an Emerging Growth Company” in the Prospectus.

Investing in our Units involves a high degree of risk. Please read “Risk Factors” beginning on page 17 of the Prospectus as well as any other risk factors and other information contained in any other document that is incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 1 or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total (1)
Subscription price	$1.15	$15,000,000
Dealer-manager fees and expenses (2)	$0.12	$1,050,000
Proceeds to us, after dealer-manager fees and expenses and before other expenses (2)	$1.03	$13,950,000

(1)	Assumes the Rights Offering is fully subscribed but excludes proceeds from the exercise of Warrants included in the Units.

(2)	In connection with this Rights Offering, we have agreed to pay to the dealer-manager a cash fee equal to 7% of the gross proceeds received by us directly from exercises of the subscription rights, or $1,050,000 if all of the subscription rights are exercised. We will reimburse the dealer-manager up to $75,000 for expenses incurred in connection with the Rights Offering. We advanced $25,000 to Maxim Group LLC upon its engagement as dealer-manager. The $25,000 advancement will be used by Maxim Group LLC to cover its expenses or returned to us to the extent not offset by actual costs. Subject to completion of the Rights Offering, we have agreed to grant Maxim Group LLC a warrant to purchase a number of shares of Common Stock equal to 5% of the total number of shares of Common Stock issued upon exercise of the subscription rights in the Rights Offering. The dealer-manager warrant will not be exercisable for six (6) months after the effective date of the registration statement of this Rights Offering and will be exercisable at a price per share equal to 150% of the subscription price of the Common Stock in the Rights Offering. Please read “Plan of Distribution.”

Dealer-Manager

Maxim Group LLC

The date of this Prospectus Supplement is August 3, 2018

This Prospectus Supplement No. 1 amends and supplements the Prospectus to reflect the (i) reduction of the subscription price of each Unit from $1.75 per Unit to $1.15 per Unit, (ii) reduction of the exercise price of the Warrants included as part of the Units from $1.75 per share to $1.15 per share, and (iii) increase in the maximum number of subscription rights we will accept from 8,571,428 to 13,043,478. As a result of these modifications, all references in the Prospectus to the following are hereby amended as follows:

•	the subscription price of $1.75 per Unit is reduced to $1.15 per Unit;
•	The $1.75 per share exercise price of Warrants included in the Units to purchase shares of Common Stock is reduced to an exercise price of $1.15 per share.
•	The maximum number of subscriptions we will accept is increased from 8,571,428 Units to 13,043,478 Units;
•	8,571,428 shares of Common Stock and Warrants to purchase up to 8,571,428 shares of Common Stock are increased to 13,043,478 shares of Common Stock and Warrants to purchase up to 13,043,478 shares of Common Stock; and
•	Assuming all subscription rights are exercised, 26,639,663 shares of Common Stock and warrants to purchase 14,661,463 shares of Common Stock outstanding immediately after completion of the Rights Offering are increased to 31,111,713 shares of Common Stock and warrants to purchase 19,133,513 shares of Common Stock outstanding immediately after completion of the Rights Offering.

This Prospectus Supplement No. 1 should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 explicitly supersedes the information contained in the Prospectus. You should read this Prospectus Supplement No.1, the Prospectus, and any applicable prospectus supplement and the information incorporated by reference in the Prospectus before making an investment in the securities of SenesTech, Inc. Please read “Where You Can Find Additional Information” on page 51 of the Prospectus for more information.

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this Prospectus Supplement No. 1, the Prospectus or any free writing prospectus we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement No. 1 and the Prospectus is an offer to sell only the Units offered hereby, but only in circumstances and in jurisdictions where it is lawful to so do. The information contained in this Prospectus Supplement No. 1 and the Prospectus is accurate only as of its date, regardless of the time of delivery of this Prospectus Supplement No. 1 and the Prospectus or of any sale of our Units. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we nor the dealer-manager has done anything that would permit this offering or possession or distribution of this Prospectus Supplement No. 1 and the Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this Prospectus Supplement No. 1 and the Prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this Prospectus Supplement No. 1 and the Prospectus outside the United States.

The sections of the Prospectus Summary entitled “The Rights Offering” and of the Prospectus entitled “Dilution” are hereby replaced by the following “The Rights Offering” and “Dilution” sections, which reflect the changes noted above.

THE RIGHTS OFFERING

Securities Offered	We are distributing to you, at no charge, one non-transferable subscription right to purchase one Unit at a subscription price of $1.15 per Unit for every share of Common Stock that you owned or were deemed to own as of the Record Date. Each Unit consists of one share of our Common Stock and one Warrant. Shares of Common Stock and Warrants included in the Units sold in the Rights Offering will be issued only in book-entry form. The Common Stock and Warrants comprising the Units will be separate upon the closing of the Rights Offering and will be issued separately, however, they may only be purchased as a Unit, and the Unit will not trade as a separate security.

Warrants	Each Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $1.15 per share, will be exercisable upon issuance and will expire five years from the date of issuance. The Warrants will be exercisable for cash, or, solely during any period when a registration statement for the exercise of the Warrants is not in effect, on a cashless basis, at any time after the date of issuance. This prospectus also relates to the offering of shares of Common Stock issuable upon exercise of the Warrants. We may redeem the Warrants for $0.01 per Warrant if the volume weighted average price of our common stock is above $2.875 for five consecutive trading days, provided that we may not do so prior to six months after the issuance date. We do not intend to list the Warrants on any national securities exchange or nationally recognized trading system. Please read “Description of Securities — Warrants Included in Units Issuable in the Rights Offering.”

Size of Offering	13,043,478 subscription rights for aggregate gross proceeds of up to $15,000,000.

Subscription Price	$1.15 per Unit. To be effective, any payment for the exercise of a right must clear before the expiration of the Rights Offering.

Participation of Certain Warrant Holders

Certain holders of our warrants to purchase Common Stock have the contractual right to participate in this Rights Offering, including holders of warrants issued to investors in November 2017 and June 2018, and the holder of the warrants issued to the underwriter of our IPO and November 2017 offering. Each such eligible warrant holder will receive one subscription right for each share of Common Stock that such warrant holder’s warrant is exercisable for (or, as referred to elsewhere herein, for each share that such warrant holder is deemed to own). A total of 5,043,250 subscription rights will be issued to these warrant holders.

Holders of warrants issued to investors in November 2017 also have rights to a downward adjustment in the exercise price for 3,181,841 of these warrants if the deemed subscription price of each Unit is below the current warrant exercise price. As a result of the Rights Offering, the exercise price for these warrants adjusted down, effective as of the Record Date, to $1.47 per share from the prior exercise price of $1.50 per share. The exercise price for these warrants will adjust downward again in connection with the decrease in the subscription price for each Unit, effective as of the Record Date. The exercise price for these warrants will adjust down to the lower of $1.15 and the lowest weighted average trading price of the common stock during the four trading days immediately following public announcement of the revised subscription price. See “Description of Capital Stock — Outstanding Warrants — Common Stock Warrants Issued to Participants in November 2017 Offering.”

Basic Subscription Right	Each subscription right will entitle you to purchase one Unit at a subscription price of $1.15 per Unit, which we refer to as the basic subscription right. Please read “The Rights Offering — The Subscription Rights — Basic Subscription Right.”

Over-Subscription Right

If you fully exercise your basic subscription right (other than those subscription rights to acquire less than one whole Unit, which cannot be exercised) and other stockholders or eligible warrant holders do not fully exercise their basic subscription right, you may also exercise an over-subscription right to purchase additional Units that remain unsubscribed at the expiration of the subscription period, subject to availability and ownership limitations.

If the number of unsubscribed Units is not sufficient to satisfy all of the properly exercised over-subscription right requests, the available Units will be prorated among those who properly exercised over-subscription rights in proportion to their respective basic subscription right. Please read “The Rights Offering — The Subscription Rights — Over-Subscription Right.”

Record Date	5:00 p.m. Eastern Time, on July 24, 2018.

Expiration of the Offering Period	5:00 p.m. Eastern Time, on August 8, 2018. We may extend the expiration of the offering period for exercising your subscription right, in our sole discretion.

Use of Proceeds	We intend the net proceeds from the Rights Offering to be used for working capital and general corporate purposes, including our commercialization efforts of ContraPest, development and enhancement of our ContraPest product, capital expenditures and facility expansion related to manufacturing, and new product development for additional species. Please read “Use of Proceeds.”

Non-Transferability of Subscription Rights	The subscription rights issued in the Rights Offering may not be sold, transferred, assigned or given away under any circumstances, and will not be listed on any stock exchange or market.

Transferability of Warrants	The Warrants will be separately transferable following their issuance.

No Board of Directors Recommendation	Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the Rights Offering. Please read “Risk Factors” for a discussion of some of the risks involved in investing in Units in the Rights Offering.

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription right, or if the market price of Common Stock falls below the subscription price of $1.15 per Unit, or if the Rights Offering is extended by the board of directors. You should not exercise your subscription right unless you are certain that you wish to purchase Units at a subscription price of $1.15 per Unit.

U.S. Federal Income Tax Considerations	For U.S. federal income tax purposes, you generally should not recognize income or loss in connection with the receipt or exercise of your subscription right. You are urged to consult your own tax advisor as to your particular tax consequences resulting from the receipt and the disposition or exercise of subscription rights and the receipt, ownership and disposition of Common Stock. For further information, please read “Certain United States Federal Income Tax Considerations.”

Amendment, Extension and Termination

We may extend the offering period for additional time in our sole discretion. The board of directors may cancel the Rights Offering at any time before its expiration for any reason.

The board of directors also reserves the right to amend the terms of the Rights Offering for any reason, including, without limitation, in order to increase participation in the Rights Offering. Such amendments may include a change in the subscription price, although no such change is presently contemplated.

If we should make any fundamental change to the terms set forth in this prospectus, we will file a post-effective amendment to the registration statement in which the Prospectus is included, offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder or eligible warrant holder and recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC. In addition, upon such event, we may extend the expiration date of the subscription period to allow holders of rights ample time to make new investment decisions and for us to recirculate updated documentation. Please read “The Rights Offering — Expiration Date, Extension, and Amendments.”

Procedures for Exercising Rights

To exercise your subscription right, you must complete the rights certificate and deliver it to the Subscription Agent, together with full payment for all the subscription rights you elect to exercise under the basic subscription right and over-subscription right, before the expiration of the offering period. Please read “The Rights Offering” for detailed information on the procedure and requirements for exercising your subscription right. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares or eligible warrants that are registered in the name of a broker, dealer, bank or other nominee, you should instruct your nominee to exercise your subscription right on your behalf and deliver all required documents and payment before the expiration of the offering period.

If you cannot deliver your rights certificate to the Subscription Agent before the expiration of the subscription period, you may follow the guaranteed delivery procedures described in “The Rights Offering — Guaranteed Delivery Procedures”.

Limitation on Exercise	Unless waived by us in our sole discretion, no holder may purchase Units in the Rights Offering that, when aggregated with all the shares of Common Stock otherwise beneficially owned by such holder and its affiliates, would immediately following the closing of the Rights Offering represent 25% or more of our issued and outstanding shares of Common Stock.

Minimum Subscription Requirement	There is no minimum subscription requirement. We may consummate the Rights Offering regardless of the amount raised from the exercise of basic and over-subscription rights by the expiration date.

Subscription Agent and Information Agent	Broadridge Corporate Issuer Solutions, Inc.

Dealer-Manager	Maxim Group LLC

Shares Outstanding Before the Rights Offering	As of August 2, 2018, 18,068,235 shares of Common Stock were issued and outstanding and 6,090,035 shares of Common Stock were issuable upon the exercise of our outstanding warrants.

Shares Outstanding After Completion of the Rights Offering	Assuming that all subscription rights offered hereby are exercised, and excluding the exercise of the Warrants offered hereby, we expect 31,111,713 shares of Common Stock will be outstanding immediately after completion of the Rights Offering, and 50,245,226 shares if all of our outstanding warrants, including the Warrants offered hereby, were exercised. See “Description of Capital Stock” for more information regarding our outstanding warrants.

Delivery of Shares and Warrants	Within five business days after the expiration of the Rights Offering, we expect to close on subscriptions and for the Subscription Agent to arrange for the issuance of the shares of Common Stock and Warrants purchased pursuant to the Rights Offering. All shares of Common Stock and Warrants that are purchased in the Rights Offering will be issued in book-entry, or uncertificated form, meaning that you will receive a direct registration, or DRS, account statement from our transfer agent reflecting ownership of these securities if you are a holder of record of shares. If you hold your shares of Common Stock or eligible warrants in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the Rights Offering.

Fees and Expenses	We will pay the fees and expenses we incur related to the Rights Offering.

Market for Common Stock	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SNES.” We will not list the subscription rights on any stock exchange or market.

Market for Warrants	There is no established public trading market for our Warrants, and we do not expect a market to develop. We do not intend to list the Warrants on any national securities exchange or nationally recognized trading system.

Risk Factors	Before you exercise your subscription right and purchase Units in the Rights Offering, you should be aware that there are risks associated with these transactions, including the risks described in the section entitled “Risk Factors” beginning on page 17 of the Prospectus and in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2017. You should carefully read and consider these risk factors together with all of the other information included in or incorporated by reference into the Prospectus before you decide to exercise your subscription right to purchase Units.

Questions	If you have any questions about the Rights Offering, including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact the Subscription Agent, Broadridge Corporate Issuer Solutions, Inc. by telephone toll-free at (855) 793-5068.

DILUTION

If you invest in our Units in this offering, you will experience an immediate dilution of the net tangible book value per share of our Common Stock. Our historical net tangible book value as of March 31, 2018 was approximately $5.6 million, or $0.34 per share of Common Stock. Our historical net tangible book value is the amount of our total tangible assets less our total liabilities. Historical net tangible book value per share is our historical net tangible book value divided by the weighted average number of shares of Common Stock outstanding as of March 31, 2018.

After giving effect to the sale of Units in this offering, at an assumed subscription price of $1.15 per Unit (and assuming no exercise of the Warrants), and after deducting the estimated offering expenses and dealer-manager fees and expenses payable by us, our as adjusted net tangible book value as of March 31, 2018 would have been approximately $19.3 million, or $0.65 per share of Common Stock. This represents an immediate increase in net tangible book value of $0.31 per share to existing stockholders and an immediate dilution in net tangible book value of $0.50 per share to new investors purchasing Units in this offering. The following table illustrates this dilution on a per share basis:

Subscription price	$1.15
Historical net tangible book value per share as of March 31, 2018	0.34
As adjusted increase in net tangible book value per share attributable to Rights Offering	0.31
As adjusted net tangible book value per share as of March 31, 2018, after giving effect to the Rights Offering	0.65
Dilution in net tangible book value per share to participants in the Rights Offering	$0.50

The foregoing tables and calculations as of March 31, 2018 exclude the following potentially dilutive shares of Common Stock:

●	Shares issuable upon the exercise of Warrants to be issued in connection with this Rights Offering;

●	1,719,771 shares of Common Stock issuable upon the exercise of stock options outstanding as of August 2, 2018, at a weighted average exercise price of $1.57 per share;

●	209,579 shares of Common Stock issuable upon the vesting of restricted stock units outstanding as of August 2, 2018;

●	6,090,035 shares of Common Stock issuable upon the exercise of outstanding Common Stock warrants as of August 2, 2018, at a weighted average exercise price of $2.52 per share; and

●	1,862,875 shares of Common Stock available for future issuance under our 2018 Plan as of August 2, 2018.

To the extent that any outstanding Common Stock options and Common Stock warrants are exercised or there are additional issuances of Common Stock options, Common Stock warrants or shares of our Common Stock in the future, there will be further dilution to investors participating in this offering.

SenesTech, Inc.

Non-transferable Subscription Rights to Purchase Units
Consisting of an Aggregate of Up to 13,043,478 Shares of Common Stock
and Warrants to Purchase Up to 13,043,478 Shares of Common Stock
at a Subscription Price of $1.15 Per Unit

PROSPECTUS

Dealer-Manager

Maxim Group LLC

August 3, 2018